As filed with the Securities and Exchange Commission on May 2, 2008

                                      Investment Company Act File No. 811-21285

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------
                                   SCHEDULE TO
                          ISSUER TENDER OFFER STATEMENT
                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)
                                (Amendment No. 1)


                Man-Glenwood Lexington Associates Portfolio, LLC
                ------------------------------------------------
                                (Name of Issuer)


                Man-Glenwood Lexington Associates Portfolio, LLC
                ------------------------------------------------
                      (Names of Person(s) Filing Statement)


                       Limited Liability Company Interests
                       -----------------------------------
                         (Title of Class of Securities)


                      (CUSIP Number of Class of Securities)
                      -------------------------------------

                             Kirsten Ganschow, Esq.
                Man-Glenwood Lexington Associates Portfolio, LLC
                         123 N. Wacker Drive, 28th Floor
                                Chicago, IL 60606
                                 (312) 881-6500
           (Name, Address and Telephone Number of Person Authorized to
   Receive Notices and Communications on Behalf of Person(s) Filing Statement)

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                                   Copies to:
                             Michael S Caccese, Esq.
                 Kirkpatrick & Lockhart Preston Gates Ellis LLP
                          State Street Financial Center
                               One Lincoln Street
                                Boston, MA 02111

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of Man-Glenwood Lexington Associates Portfolio, LLC (the "Fund") relating to an offer to purchase (the "Offer") up to $16,000,000 of limited liability company interests ("Interests") in the Fund or portions thereof pursuant to tenders by members of the Fund ("Members") at a price equal to the net asset value of Interests as of March 31, 2008 and originally filed with the Securities and Exchange Commission on January 31, 2008, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

The Offer terminated at 5:00 p.m., Central time, on February 29, 2008 (the "Expiration Date"). Pursuant to the Offer, $4,152,636.88 of Interests were tendered and accepted by the Fund, at a net asset value of $4,152,636.88 as determined as of March 31, 2008.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        MAN-GLENWOOD LEXINGTON ASSOCIATES
                                        PORTFOLIO, LLC



                                        By:
                                             --------------------------
                                             John B. Rowsell
                                             President



May 2, 2008